Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northgate files preliminary base shelf prospectus

     VANCOUVER, May 16 /CNW/ - Northgate Minerals Corporation (TSX: NGX, AMEX:
NXG) today reported that the company has filed a preliminary short form base shelf prospectus with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement with the
United States Securities and Exchange Commission. These filings, when made final, will allow Northgate to make offerings of debt securities, common shares, warrants to purchase common shares and warrants to purchase debt securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, the "Securities") or any combination thereof up to an aggregate offering size of Cdn$250,000,000 during the 25-month period that the final short form universal base shelf prospectus remains effective.
Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes.
     A registration statement relating to these Securities has been filed with the United States Securities and Exchange Commission, but has not yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

     NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the
Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

     FORWARD-LOOKING STATEMENTS:
     This news release contains certain "forward-looking statements" and
"forward-looking information" as defined under applicable Canadian and U.S.
securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals
Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate's future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities;
discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled "Risk Factors" of Northgate's base shelf prospectus, "Risk Factors" of Northgate's revised Annual
Information Form (AIF) for the year ended December 31, 2007 or under the heading "Risks and Uncertainties" of Northgate's 2007 Annual Report, each of which is available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 216-2781, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 18:40e 16-MAY-08